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                             MARIETTA CORPORATION
                             37 Huntington Street
                           Cortland, New York 13045

                             --------------------



                                                           [________] [__], 199_

Dear Fellow Shareholder:

   You are cordially invited to attend a Special Meeting of Shareholders of Marietta Corporation, to be held at the [___________________], New York at 10:00 A.M. on [_______], [________], 1996, Your Board of Directors and management look forward to greeting personally those shareholders able to attend.

   At this important meeting you will be asked to consider and vote upon the approval and adoption of the Agreement and Plan of Merger, dated as of August 26, 1995, as amended (the "Merger Agreement"), by and among BFMA Holding Corporation ("Parent"), BFMA Acquisition Corporation ("Newco"), and your Company, which provides for the merger (the "Merger"), of Newco, a wholly-owned subsidiary of Parent, with and into Marietta, with the result that Marietta will become a wholly-owned subsidiary of Parent. Parent is a corporation controlled by Barry W. Florescue, a director of the Company since August 31, 1995, and the owner of approximately 8.7% of Marietta's issued and outstanding shares of common stock, $.01 par value (the "Shares"). IF THE MERGER IS CONSUMMATED, SHAREHOLDERS OF THE COMPANY (OTHER THAN PARENT AND ITS AFFILIATES, AND HOLDERS WHO EXERCISE THEIR DISSENTERS' RIGHTS) WILL RECEIVE $10.25 PER SHARE IN CASH.

   Goldman, Sachs & Co., who has acted as the Company's financial advisor in connection with the Merger, has issued a written opinion to the Board of Directors as to the fairness of the consideration to be received by the Company's shareholders (other than Parent and its affiliates) in connection with the Merger. A copy of Goldman, Sachs & Co.'s opinion is attached to the enclosed Proxy Statement.

   The affirmative vote of the holders of two-thirds of the total number of issued and outstanding Shares is required for approval and adoption of the Merger Agreement. Parent has agreed to vote in favor of the Merger Agreement. Accordingly, the vote of holders of approximately 58% of the Shares (other than Parent and its affiliates) will be needed to approve and adopt the Merger Agreement.

   Enclosed with this Letter are the (i) Notice of Special Meeting, (ii) Proxy Statement, and (iii) Proxy. The Proxy Statement describes in more detail the Merger Agreement and the Merger, including a description of the conditions to consummation of the Merger and the effect of the Merger on Marietta shareholders. Please give this information your careful attention.

   AFTER CAREFUL REVIEW, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

   IN VIEW OF THE IMPORTANCE OF THE ACTION TO BE TAKEN, WE URGE YOU TO COMPLETE, SIGN, AND DATE THE ENCLOSED PROXY AND TO RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. YOUR VOTE IS IMPORTANT, SO PLEASE ACT TODAY.

   On behalf of your Board of Directors.

                                          Sincerely,


                                          STEPHEN D. TANNEN
                                           President and Chief Executive Officer